Exhibit 99.1

Trip.com Group Limited Reports Unaudited Fourth Quarter and Full Year of 2023 Financial Results

Shanghai, China, February 21, 2024 — Trip.com Group Limited (Nasdaq: TCOM; HKEX: 9961) (“Trip.com Group” or the “Company”), a leading one-stop travel service provider of accommodation reservation, transportation ticketing, packaged tours, and corporate travel management, today announced its unaudited financial results for the fourth quarter and full year of 2023.

Key Highlights for the Fourth Quarter and Full Year of 2023

•	Domestic and international businesses continued to show robust recovery in the fourth quarter of 2023

•	Domestic hotel reservations grew by over 130% year over year.

•

Outbound hotel and air reservations both recovered to over 80% of the pre-COVID level for the same period in 2019, compared to a 60% industry recovery in terms of international air passenger volume for the same period.

•	Total bookings on the Company’s global OTA platform have increased by over 70% year over year.

•	The Company delivered strong financial results in the fourth quarter of 2023

•	Net revenue for the fourth quarter grew by 105% compared to the same period in 2022.

•	Net income for the fourth quarter was RMB1.3 billion (US$189 million).

•	Adjusted EBITDA for the fourth quarter was RMB2.9 billion (US$401 million). Adjusted EBITDA margin was 28%, improved from 6% for the same period in 2022.

“In 2023, China embarked on a significant journey of reconnecting with the world driven by the rising travel sentiment. Our global business also experienced substantial growth fueled by our expanded market presence,” said James Liang, Executive Chairman. “With a continued focus on globalization and AI innovations, we are confident to build upon the success of 2023 and further explore the opportunities that lie ahead.”

“We are pleased with the strong results achieved across our business segments in the past year,” said Jane Sun, Chief Executive Officer. “The global travel industry has shown remarkable resilience and is poised to sustain its growth trajectory. To capitalize on this trend and unlock new opportunities, we remain committed to investing in technology and product innovation, enhancing customer services, and promoting sustainable development of the travel industry.”

Fourth Quarter and Full Year of 2023 Financial Results and Business Updates

The Company’s business has recovered significantly due to the resilient travel demand, leading to a surge in travel bookings year over year.

For the fourth quarter of 2023, Trip.com Group reported net revenue of RMB10.3 billion (US$1.5 billion), representing a 105% increase from the same period in 2022 primarily due to substantial recovery of travel market. Net revenue for the fourth quarter of 2023 decreased by 25% from the previous quarter, primarily due to seasonality.

For the full year of 2023, net revenue was RMB44.5 billion (US$6.3 billion), representing a 122% increase from 2022.

Accommodation reservation revenue for the fourth quarter of 2023 was RMB3.9 billion (US$550 million), representing a 131% increase from the same period in 2022 primarily due to substantial recovery of travel market. Accommodation reservation revenue for the fourth quarter of 2023 decreased by 30% from the previous quarter, primarily due to seasonality.

For the full year of 2023, accommodation reservation revenue was RMB17.3 billion (US$2.4 billion), representing a 133% increase from 2022. The accommodation reservation revenue accounted for 39% of the total revenue in 2023 and 37% of the total revenue in 2022.

Transportation ticketing revenue for the fourth quarter of 2023 was RMB4.1 billion (US$578 million), representing an 86% increase from the same period in 2022 primarily due to substantial recovery of travel market. Transportation ticketing revenue for the fourth quarter of 2023 decreased by 23% from the previous quarter, primarily due to seasonality.

For the full year of 2023, transportation ticketing revenue was RMB18.4 billion (US$2.6 billion), representing a 123% increase from 2022. The transportation ticketing revenue accounted for 41% of the total revenue both in 2023 and 2022.

Packaged-tour revenue for the fourth quarter of 2023 was RMB704 million (US$99 million), representing a 329% increase from the same period in 2022 primarily due to substantial recovery of travel market. Packaged-tour revenue for the fourth quarter of 2023 decreased by 47% from the previous quarter, primarily due to seasonality.

For the full year of 2023, packaged-tour revenue was RMB3.1 billion (US$442 million), representing a 294% increase from 2022. The packaged-tour revenue accounted for 7% of the total revenue in 2023 and 4% of the total revenue in 2022.

Corporate travel revenue for the fourth quarter of 2023 was RMB634 million (US$89 million), representing a 129% increase from the same period in 2022 and a 7% increase from the previous quarter, primarily due to substantial recovery of travel market.

For the full year of 2023, corporate travel revenue was RMB2.3 billion (US$317 million), representing a 109% increase from 2022. The corporate travel revenue accounted for 5% of the total revenue both in 2023 and 2022.

Cost of revenue for the fourth quarter of 2023 increased by 68% to RMB2.0 billion (US$283 million) from the same period in 2022 and decreased by 19% from the previous quarter, which was in line with the increase in net revenue. Cost of revenue as a percentage of net revenue was 19% for the fourth quarter of 2023.

For the full year of 2023, cost of revenue increased by 80% to RMB8.1 billion (US$1.1 billion), compared to that for 2022, which accounted for 18% of net revenue in 2023.

Product development expenses for the fourth quarter of 2023 increased by 39% to RMB2.9 billion (US$411 million) from the same period in 2022 and decreased by 18% from the previous quarter, primarily due to the fluctuations in product development personnel related expenses. Product development expenses as a percentage of net revenue was 28% for the fourth quarter of 2023.

For the full year of 2023, product development expenses increased by 45% to RMB12.1 billion (US$1.7 billion) from 2022, which accounted for 27% of net revenue in 2023.

Sales and marketing expenses for the fourth quarter of 2023 increased by 103% to RMB2.3 billion (US$329 million) from the same period in 2022 and decreased by 15% from the previous quarter, primarily due to the fluctuations in expenses relating to sales and marketing promotion activities. Sales and marketing expenses as a percentage of net revenue was 23% for the fourth quarter of 2023.

For the full year of 2023, sales and marketing expenses increased by 117% to RMB9.2 billion (US$1.3 billion) from 2022, which accounted for 21% of net revenue in 2023.

General and administrative expenses for the fourth quarter of 2023 increased by 6% to RMB869 million (US$122 million) from the same period in 2022. General and administrative expenses for the fourth quarter of 2023 decreased by 15% from the previous quarter primarily due to a decrease in general and administrative personnel related expenses. General and administrative expenses as a percentage of net revenue was 8% for the fourth quarter of 2023.

For the full year of 2023, general and administrative expenses increased by 31% to RMB3.7 billion (US$527 million) from 2022, which accounted for 8% of net revenue in 2023.

Income tax expense for the fourth quarter of 2023 was RMB399 million (US$56 million), compared to RMB246 million for the same period in 2022 and RMB448 million for the previous quarter. The change in Trip.com Group’s effective tax rate was primarily due to the combined impacts of changes in respective profitability of its subsidiaries with different tax rates, changes in deferred tax liabilities relating to withholding tax, certain non-taxable income or loss resulting from the fair value changes in equity securities investments and exchangeable senior notes recorded in other income/(expense), and changes in valuation allowance provided for deferred tax assets.

For the full year of 2023, income tax expense was RMB1.8 billion (US$246 million), compared to RMB682 million in 2022.

Net income for the fourth quarter of 2023 was RMB1.3 billion (US$189 million), compared to RMB2.1 billion for the same period in 2022 and RMB4.6 billion for the previous quarter. Adjusted EBITDA for the fourth quarter of 2023 was RMB2.9 billion (US$401 million), compared to RMB286 million for the same period in 2022 and RMB4.6 billion for the previous quarter. Adjusted EBITDA margin was 28% for the fourth quarter of 2023, compared to 6% for the same period in 2022 and 34% for the previous quarter.

For the full year of 2023, net income was RMB10.0 billion (US$1.4 billion), compared to RMB1.4 billion in 2022.

Net income attributable to Trip.com Group’s shareholders for the fourth quarter of 2023 was RMB1.3 billion (US$183 million), compared to RMB2.1 billion for the same period in 2022 and RMB4.6 billion for the previous quarter. Excluding share-based compensation charges, fair value changes of equity securities investments and exchangeable senior notes recorded in other income/(expense), and their tax effects, non-GAAP net income attributable to Trip.com Group’s shareholders for the fourth quarter of 2023 was RMB2.7 billion (US$376 million), compared to RMB498 million for the same period in 2022 and RMB4.9 billion for the previous quarter.

For the full year of 2023, net income attributable to Trip.com Group’s shareholders was RMB9.9 billion (US$1.4 billion), compared to RMB1.4 billion in 2022. Excluding share-based compensation charges, fair value changes of equity securities investments and exchangeable senior notes recorded in other income/(expense), and their tax effects, non-GAAP net income attributable to Trip.com Group’s shareholders was RMB13.1 billion (US$1.8 billion) in 2023, compared to RMB1.3 billion in 2022.

Diluted earnings per ordinary share and per ADS was RMB1.94 (US$0.27) for the fourth quarter of 2023. Excluding share-based compensation charges, fair value changes of equity securities investments and exchangeable senior notes recorded in other income/(expense), and their tax effects, non-GAAP diluted earnings per ordinary share and per ADS was RMB4.00 (US$0.56) for the fourth quarter of 2023. Each ADS currently represents one ordinary share of the Company.

For the full year of 2023, diluted earnings per share and per ADS was RMB14.78 (US$2.08). Excluding share-based compensation charges, fair value changes of equity securities investments and exchangeable senior notes recorded in other income/(expense), and their tax effects, non-GAAP diluted earnings per share and per ADS was RMB19.48 (US$2.74).

As of December 31, 2023, the balance of cash and cash equivalents, restricted cash, short-term investment, and held to maturity time deposit and financial products was RMB77.3 billion (US$10.9 billion).

Recent Development

From September 2023 to the date of this press release, the Company purchased 6.8 million ADSs in aggregate with a total gross consideration of US$224 million pursuant to its existing share repurchase plan.

Pursuant to the regular capital return policy adopted by the Company’s board of directors in November 2023, in February 2024, the board of directors of the Company approved and authorized the Company to implement strategic capital return initiatives from time to time for an aggregate value up to US$300 million (the “2024 Capital Return Program”). The 2024 Capital Return Program permit discretionary annual share repurchases, discretionary annual cash dividends, or a combination of both.

Conference Call

Trip.com Group’s management team will host a conference call at 7:00 PM EST on February 21, 2024 (or 8:00 AM CST on February 22, 2024) following this announcement.

The conference call will be available live on Webcast and for replay at: https://investors.trip.com. The call will be archived for twelve months on our website.

All participants must pre-register to join this conference call using the Participant Registration link below:

https://register.vevent.com/register/BIe44158d2fc1245a3a7358621c0de47c7

Upon registration, each participant will receive details for this conference call, including dial-in numbers and a unique access PIN. To join the conference, please dial the number provided, enter your PIN, and you will join the conference instantly.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “future,” “intend,” “plan,” “believe,” “estimate,” “is/are likely to,” “confident” or other similar statements. Among other things, quotations from management in this press release, as well as Trip.com Group’s strategic and operational plans, contain forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, severe or prolonged downturn in the global or Chinese economy, general declines or disruptions in the travel industry, volatility in the trading price of Trip.com Group’s ADSs or shares, Trip.com Group’s reliance on its relationships and contractual arrangements with travel suppliers and strategic alliances, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in the relevant jurisdictions where Trip.com Group operates, failure to successfully develop Trip.com Group’s existing or future business lines, damage to or failure of Trip.com Group’s infrastructure and technology, loss of services of Trip.com Group’s key executives, the impact of COVID-19 to Trip.com Group’s business operations, adverse changes in economic and political policies of the PRC government, inflation in China, risks and uncertainties associated with PRC laws and regulations with respect to the ownership structure of the variable interest entities and the contractual arrangements among Trip.com Group, the variable interest entities and their shareholders, and other risks outlined in Trip.com Group’s filings with the U.S. Securities and Exchange Commission or the Stock Exchange of Hong Kong Limited. All information provided in this press release and in the attachments is as of the date of the issuance, and Trip.com Group does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Trip.com Group’s consolidated financial statements, which are prepared and presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), Trip.com Group uses non-GAAP financial information related to adjusted net income attributable to Trip.com Group Limited, adjusted EBITDA, adjusted EBITDA margin, and adjusted diluted earnings per ordinary share and per ADS, each of which is adjusted from the most comparable GAAP result to exclude the share-based compensation charges that are not tax deductible, fair value changes of equity securities investments and exchangeable senior notes recorded in other income/(expense), net of tax, and other applicable items. Trip.com Group’s management believes the non-GAAP financial measures facilitate better understanding of operating results from quarter to quarter and provide management with a better capability to plan and forecast future periods.

Non-GAAP information is not prepared in accordance with GAAP, does not have a standardized meaning under GAAP, and may be different from non-GAAP methods of accounting and reporting used by other companies. The presentation of this additional information should not be considered a substitute for GAAP results. A limitation of using non-GAAP financial measures is that non-GAAP measures exclude share-based compensation charges, fair value changes of equity securities investments and exchangeable senior notes recorded in other income/(expense), and their tax effects that have been and will continue to be significant recurring expenses in Trip.com Group’s business for the foreseeable future.

Reconciliations of Trip.com Group’s non-GAAP financial data to the most comparable GAAP data included in the consolidated statement of operations are included at the end of this press release.

About Trip.com Group Limited

Trip.com Group Limited (Nasdaq: TCOM; HKEX: 9961) is a leading global one-stop travel platform, integrating a comprehensive suite of travel products and services and differentiated travel content. It is the go-to destination for travelers in China, and increasingly for travelers around the world, to explore travel, get inspired, make informed and cost-effective travel bookings, enjoy hassle-free on-the-go support, and share travel experience. Founded in 1999 and listed on Nasdaq in 2003 and HKEX in 2021, the Company currently operates under a portfolio of brands, including Ctrip, Qunar, Trip.com, and Skyscanner, with the mission “to pursue the perfect trip for a better world.”

For further information, please contact:

Investor Relations

Trip.com Group Limited

Tel: +86 (21) 3406-4880 X 12229

Email: iremail@trip.com

Trip.com Group Limited

Unaudited Consolidated Balance Sheets

(In millions, except share and per share data)

	December 31, 2022 RMB (million)	December 31, 2023 RMB (million)	December 31, 2023 USD (million)
ASSETS
Current assets:
Cash, cash equivalents and restricted cash	18,487	43,983	6,195
Short-term investments	25,545	17,748	2,500
Accounts receivable, net	5,486	11,410	1,607
Prepayments and other current assets	11,917	15,591	2,196
Total current assets	61,435	88,732	12,498
Property, equipment and software	5,204	5,142	724
Intangible assets and land use rights	12,825	12,644	1,781
Right-of-use asset	819	641	90
Investments (Includes held to maturity time deposit and financial products of RMB 15,527 million and RMB 15,530 million as of December 31,2022 and December 31, 2023, respectively)	50,177	49,342	6,950
Goodwill	59,337	59,372	8,362
Other long-term assets	570	688	97
Deferred tax asset	1,324	2,576	363
Total assets	191,691	219,137	30,865
LIABILITIES
Current liabilities:
Short-term debt and current portion of long-term debt	32,674	25,857	3,642
Accounts payable	7,569	16,459	2,318
Advances from customers	8,278	13,380	1,885
Other current liabilities	12,718	16,715	2,354
Total current liabilities	61,239	72,411	10,199
Deferred tax liability	3,487	3,825	539
Long-term debt	13,177	19,099	2,690
Long-term lease liability	534	477	67
Other long-term liabilities	235	319	45
Total liabilities	78,672	96,131	13,540
SHAREHOLDERS’ EQUITY
Total Trip.com Group Limited shareholders’ equity	112,283	122,184	17,209
Non-controlling interests	736	822	116
Total shareholders’ equity	113,019	123,006	17,325
Total liabilities and shareholders’ equity	191,691	219,137	30,865

Trip.com Group Limited

Unaudited Consolidated Statements of Income/(Loss)

(In millions, except share and per share data)

	Three Months Ended				Year Ended
	December 31, 2022 RMB (million)	September 30, 2023 RMB (million)	December 31, 2023 RMB (million)	December 31, 2023 USD (million)	December 31, 2022 RMB (million)	December 31, 2023 RMB (million)	December 31, 2023 USD (million)
Revenue:
Accommodation reservation	1,689	5,589	3,903	550	7,400	17,257	2,431
Transportation ticketing	2,204	5,367	4,106	578	8,253	18,443	2,598
Packaged-tour	164	1,328	704	99	797	3,140	442
Corporate travel	277	591	634	89	1,079	2,254	317
Others	697	876	991	140	2,526	3,468	488
Total revenue	5,031	13,751	10,338	1,456	20,055	44,562	6,276
Less: Sales tax and surcharges	(4)	(11)	(13)	(2)	(16)	(52)	(7)
Net revenue	5,027	13,740	10,325	1,454	20,039	44,510	6,269
Cost of revenue	(1,199)	(2,467)	(2,010)	(283)	(4,513)	(8,121)	(1,144)
Gross profit	3,828	11,273	8,315	1,171	15,526	36,389	5,125
Operating expenses:
Product development *	(2,104)	(3,577)	(2,916)	(411)	(8,341)	(12,120)	(1,707)
Sales and marketing *	(1,148)	(2,759)	(2,333)	(329)	(4,250)	(9,202)	(1,296)
General and administrative *	(816)	(1,028)	(869)	(122)	(2,847)	(3,743)	(527)
Total operating expenses	(4,068)	(7,364)	(6,118)	(862)	(15,438)	(25,065)	(3,530)
(Loss)/income from operations	(240)	3,909	2,197	309	88	11,324	1,595
Interest income	458	543	593	84	2,046	2,090	294
Interest expense	(427)	(529)	(497)	(70)	(1,514)	(2,067)	(291)
Other income/(expense)	2,745	545	(903)	(127)	2,015	(667)	(94)
Income before income tax expense and equity in (loss)/income of affiliates	2,536	4,468	1,390	196	2,635	10,680	1,504
Income tax expense	(246)	(448)	(399)	(56)	(682)	(1,750)	(246)
Equity in (loss)/gain of affiliates	(210)	618	351	49	(586)	1,072	151
Net income	2,080	4,638	1,342	189	1,367	10,002	1,409
Net (income)/loss attributable to non-controlling interests	(23)	(23)	(45)	(6)	36	(84)	(12)
Net income attributable to Trip.com Group Limited	2,057	4,615	1,297	183	1,403	9,918	1,397
Earnings per ordinary share
- Basic	3.17	7.05	1.99	0.28	2.17	15.19	2.14
- Diluted	3.12	6.84	1.94	0.27	2.14	14.78	2.08
Earnings per ADS
- Basic	3.17	7.05	1.99	0.28	2.17	15.19	2.14
- Diluted	3.12	6.84	1.94	0.27	2.14	14.78	2.08
Weighted average ordinary shares outstanding
- Basic	649,893,734	654,146,029	652,033,082	652,033,082	648,380,590	652,859,211	652,859,211
- Diluted	658,660,803	674,134,652	668,332,395	668,332,395	657,092,826	671,062,240	671,062,240

*	Share-based compensation included in Operating expenses above is as follows:

Product development	147	242	215	30	567	870	123
Sales and marketing	37	44	39	5	115	158	22
General and administrative	126	223	196	28	506	806	113

Trip.com Group Limited

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In millions, except %, share and per share data)

	Three Months Ended				Year Ended
	December 31, 2022 RMB (million)	September 30, 2023 RMB (million)	December 31, 2023 RMB (million)	December 31, 2023 USD (million)	December 31, 2022 RMB (million)	December 31, 2023 RMB (million)	December 31, 2023 USD (million)
Net income	2,080	4,638	1,342	189	1,367	10,002	1,409
Less: Interest income	(458)	(543)	(593)	(84)	(2,046)	(2,090)	(294)
Add: Interest expense	427	529	497	70	1,514	2,067	291
Add: Other (income)/expense	(2,745)	(545)	903	127	(2,015)	667	94
Add: Income tax expense	246	448	399	56	682	1,750	246
Add: Equity in loss/(income) of affiliates	210	(618)	(351)	(49)	586	(1,072)	(151)
(Loss)/income from operations	(240)	3,909	2,197	309	88	11,324	1,595
Add: Share-based compensation	310	509	450	63	1,188	1,834	258
Add: Depreciation and amortization	216	204	208	29	875	817	115
Adjusted EBITDA	286	4,622	2,855	401	2,151	13,975	1,968
Adjusted EBITDA margin	6%	34%	28%	28%	11%	31%	31%
Net income attributable to Trip.com Group Limited	2,057	4,615	1,297	183	1,403	9,918	1,397
Add: Share-based compensation	310	509	450	63	1,188	1,834	258
Add: (Gain)/loss from fair value changes of equity securities investments and exchangeable senior notes	(1,945)	(185)	989	139	(1,338)	1,507	212
Add: Tax effects on fair value changes of equity securities investments and exchangeable senior notes	76	(42)	(61)	(9)	41	(188)	(26)
Non-GAAP net income attributable to Trip.com Group Limited	498	4,897	2,675	376	1,294	13,071	1,841
Weighted average ordinary shares outstanding- Diluted-non GAAP	658,571,739	674,134,652	668,332,395	668,332,395	657,092,826	671,062,240	671,062,240
Non-GAAP Diluted income per share	0.76	7.26	4.00	0.56	1.97	19.48	2.74
Non-GAAP Diluted income per ADS	0.76	7.26	4.00	0.56	1.97	19.48	2.74

Notes for all the condensed consolidated financial schedules presented:

Note 1: The conversion of Renminbi (RMB) into U.S. dollars (USD) is based on the certified exchange rate of USD1.00=RMB7.0999 on December 29, 2023 published by the Federal Reserve Board.